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                                                                     EXHIBIT 8.2

                                  [LETTERHEAD]


                                 March 10, 1997






Tencor Instruments
One Technology Drive
Milpitas, California  95035


Ladies and Gentlemen:

                  You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of Tiger Acquisition Corp ("Tiger"), a wholly-owned subsidiary of KLA Instruments Corporation ("KLA"), with and into Tencor Instruments ("Tencor"). We have acted as general counsel to Tencor in connection with the Merger, and have examined the Agreement and Plan of Reorganization dated January 14, 1997, among Tencor, Tiger and KLA (the "Agreement") and the exhibits and attachments thereto. In addition, we have received written representations pertaining to the Merger from Tencor, KLA and, pursuant to the Affiliates Agreements entered into under the Agreement and Plan of Reorganization, certain shareholders of Tencor. Our opinions are based upon the understanding that the material facts are as described in the Agreement and appurtenant documents and that the Merger will be effected in accordance with the terms set forth in the Agreement, and in rendering our opinions we have relied upon such documents and the foregoing representations without undertaking independently to verify the accuracy and completeness of the matters covered thereby. Except as otherwise noted, capitalized terms used herein have the same meaning given to such terms in the Agreement.

                  Based upon the foregoing, it is our opinion that:

1. The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

2.       By virtue of 1., above, for federal income tax purposes:

         a. A Tencor shareholder receiving only KLA Common Stock in the Merger will not recognize gain or loss in the Merger.



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Tencor Instruments
March 10, 1997                                                           Page 2



         b. An exchanging Tencor shareholder will have the same aggregate tax basis in the KLA Common Stock received as he or she had in the Tencor Securities surrendered in exchange therefor, increased by the expenses of such shareholder related to the Merger paid by the shareholder.

         c. The periods for which an Tencor shareholder has held his or her Tencor Common Stock will be included in computing his or her holding periods for the KLA Common Stock received in the Merger, assuming the Tencor Common Stock is are held by the Tencor shareholder as capital assets at the Effective Time.

                  Our opinion is subject to certain assumptions and qualifications, and is based on the truth and accuracy of the representations of the parties in the Agreement and Plan of Reorganization and the Affiliates Agreement, and in representation letters to be delivered by KLA and by you. Of particular importance is the assumption that the Merger will satisfy the "continuity of interest" and "continuity of business enterprise" requirements for reorganization treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended. If either of these requirements is not met, then the Merger cannot be a tax-free reorganization, and each Tencor shareholder would recognize gain or loss on the exchange of Tencor stock for KLA Common Stock.

                  In order for the continuity of interest requirement to be met under existing law, Tencor shareholders must not, pursuant to a plan or intent existing at or before the Effective Time, dispose of an amount of KLA Common Stock to be received in the Merger (including certain pre-Merger dispositions of Tencor stock) such that they do not retain a meaningful continuing equity ownership in KLA. Generally, so long as Tencor shareholders do not plan to dispose of a number of shares of KLA Common Stock that would reduce their ownership of KLA Common Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of Tencor as of the same date, the continuity of interest requirement will be satisfied. Management of Tencor has represented to us that there is no such plan or intention that would result in the continuity of interest requirement not being satisfied. In addition, certain major shareholders of Tencor have represented that he or she did not, at the Effective Time of the Merger, have any present plan or intention to engage in a sale, exchange, transfer, distribution, pledge, disposition or any other transaction which would result in a direct or indirect disposition or reduction in risk of ownership of more


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Tencor Instruments
March 10, 1997                                                            Page 3



than 50 percent of the KLA Common Stock that he or she may acquire in connection with the Merger.

                  In order for the continuity of business enterprise requirement to be met, KLA must, after the Merger, either continue Tencor's historic business or use a significant portion of Tencor's historic business assets in a business. Management of KLA has represented to us that following the Merger KLA will continue Tencor's historic business or use a significant portion of Tencor's historic business assets in a business.

               *         *         *         *         *

                  Our opinions are limited to the federal income tax consequences of the Merger and do not address the tax consequences under the laws of the various state and local governments or under the laws of any other jurisdiction. Moreover, they do not address special rules which may be applicable to particular shareholders of Tencor, such as shareholders who acquired their shares pursuant to the exercise of statutory stock options, shareholders which are dealers or foreign persons, or shareholders who exercise dissenter's rights. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinions specifically set forth above.

                  An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. This opinion is rendered in connection with the Agreement. This opinion may not be relied upon for any other purpose without our written consent. This opinion is based upon the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim any obligation to advise of any developments in areas covered by this opinion that occur after the date of this opinion.

                  This opinion has been delivered to you for the purposes of satisfying the requirements of Section 6.1(d) of the Reorganization Agreement. It may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended.

                                             Very truly yours,

                                             /s/ HELLER EHRMAN WHITE & McAULIFFE